FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Registrant’s Press Release dated August 16, 2009.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Rinat Remler
Rinat Remler
VP & CFO
Dated: August 17, 2009

-FOR IMMEDIATE RELEASE-
ELRON ANNOUNCES AGREEMENT IN PRINCIPLE ON PURCHASE PRICE FOR SALE OF ITS HOLDING IN NETVISION
Tel Aviv, August 16, 2009 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN) today made a further announcement to its previous announcements on May 20, 2009, and July 5, 2009, regarding the negotiations between Elron and its related companies, Clal Industries and Investments Ltd. (“Clal”) and Discount Investment Corporation Ltd. (“DIC”), with respect to a transaction whereby Clal and DIC would acquire from Elron its approximately 15% interest in NetVision Ltd. (TASE: NTSN), a provider of communication services in Israel. A draft valuation has been received from the independent appraiser jointly appointed by the parties for the purposes of the transaction according to which the value of Elron’s holdings in NetVision has been valued as of June 30, 2009 between approximately NIS 244.3 million (currently equal to approximately $64.5 million) and approximately NIS 221.0 million (currently equal to approximately $58.3 million), reflecting a value per NetVision share of between approximately NIS 53.0 (currently equal to approximately $14.0) and approximately NIS 47.9 (currently equal to approximately $12.7).
On the basis of the draft valuation, the parties have agreed in principle that DIC and Clal will acquire Elron’s holdings in NetVision at a price per share of NIS 49.6 (currently equal to approximately $13.1) and for an aggregate consideration of approximately NIS 228.7 million (currently equal to approximately $60.4 million), which is equal to the average value of the range under the draft valuation less Elron’s share of the dividend recently announced by NetVision. The per share closing price of NetVision’s ordinary shares in the Tel Aviv Stock Exchange was NIS 38.04 (currently equal to approximately $10.04) on August 13, 2009.
All figures in US Dollars stated above have been translated for convenience purposes at the representative rate of exchange prevailing on August 14, 2009 according to which $1.00 equaled NIS 3.789.
The foregoing consideration agreed in principle has not yet been submitted to the respective corporate organs of any of the parties for approval. The transaction is subject to the parties entering into a definitive agreement, receiving final valuation for the value of Elron’s holdings in NetVision, receiving fairness opinion as to the fairness of the proceeds, as well as obtaining applicable corporate and regulatory approvals. There is no assurance that the parties will enter into a definitive agreement, or as to the occurrence, timing or terms of such transaction.
If the transaction is completed based upon the above parameters, Elron expects to record a gain currently estimated at up to approximately $30 million. This estimated gain is based on NetVision’s shareholder’s equity as of June 30, 2009 and the current US Dollar/New Israeli Shekel exchange rate, and it is subject to the effects of changes in NetVision’s shareholder’s equity and the US Dollar/New Israeli Shekel exchange rate until the completion date of the transaction.
The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

DIC currently holds approximately 49% of Elron’s outstanding ordinary shares. DIC and Clal are both majority owned subsidiaries of IDB Development Corporation Ltd. DIC and Clal currently hold approximately 31% and 24%, respectively, of NetVision’s outstanding ordinary shares.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a high-technology holding company traded in the Nasdaq and in the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. Included in our group companies are well established companies who are leaders in their fields, such as Given Imaging and 013 NetVision, together with innovative start-up companies who possess growth potential in Israel and the rest of the world. For further information, please visit www.elron.com.
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect our business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.
The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com